May 27, 2025

H. Lynn C. Stanfield
Chief Financial Officer
Apartment Investment and Management Company
4582 South Ulster Street, Suite 1450
Denver, CO 80237

       Re: Apartment Investment and Management Company
           Form 10-K for the year ended December 31, 2024
           Form 8-K filed February 24, 2025
           File No. 001-13232
Dear H. Lynn C. Stanfield:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Note 14 - Business Segments, page F-42

1. Please tell us how you have complied with ASC 280-10-50-26A in reporting significant expense categories regularly reported to your CODM.
Form 8-K filed February 24, 2025
Exhibits

2. We note that throughout your earnings release and supplemental schedules filed as
       Exhibit 99.1, you include disclosures related to the non-GAAP measures net operating income and property net operating income. In future filings please include a reconciliation of these measures to the most directly comparable GAAP measure.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 27, 2025
Page 2

      Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction